UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42026

YYForce Inc.

[Formerly known as YY Group Holding Limited]

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Unaudited Interim Financial Statements and Notes

On September 25, 2026, YYForce Inc. (the “Company”) reported its financial results for the six months ended June 30, 2026. The Company hereby furnishes the following documents as Exhibits 99.1 and 99.2, respectively, to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Press Release”.

This report shall be deemed to be incorporated by reference into the registration statements of the Company on Form F-3s (File No. 333-286705 and 333-297406) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of YYForce Inc. for the Six Months Ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and 2025
99.3	Press Release
101
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YYForce Inc.

Date: September 25, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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